Filed by Potlatch Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Deltic Timber Corporation

(Commission File No. 001-12147)

Potlatch Corporation (“Potlatch”) and Deltic Timber Corporation (“Deltic”) issued the following presentation relating to the proposed transaction contemplated by that certain Agreement and Plan of Merger, dated as of October 22, 2017 (the “Merger Agreement”), by and among Potlatch, Portland Merger LLC, a wholly owned subsidiary of Potlatch and Deltic.

PotlatchDeltic Mike Covey Potlatch Chairman & Chief Executive Officer John Enlow Deltic President & Chief Executive Officer October 23, 2017

ADDITIONAL INFORMATION This communication is being made in respect of the proposed merger transaction involving Potlatch Corporation (“Potlatch”) and Deltic Timber Corporation (“Deltic”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed merger, Potlatch and Deltic will file relevant materials with the Securities and Exchange Commission (“SEC”), including a Potlatch registration statement on Form S-4 that will include a joint proxy statement of Potlatch and Deltic and also constitutes a prospectus of Potlatch. Potlatch and Deltic also plan to file other documents with the SEC regarding the proposed merger transaction and a definitive joint proxy statement/prospectus will be mailed to stockholders of Potlatch and Deltic. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF POTLATCH AND DELTIC ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The joint proxy statement/prospectus, as well as other filings containing information about Potlatch and Deltic will be available without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Potlatch’s website at http://www.Potlatchcorp.com under the Investor Resources tab (in the case of documents filed by Potlatch) and on Deltic’s website at https://www.Deltic.com under the Investor Relations tab (in the case of documents filed by Deltic).   Potlatch and Deltic, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Deltic and Potlatch in respect of the proposed merger transaction. Certain information about the directors and executive officers of Potlatch is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 3, 2017 and its Current Report on Form 8-K, which was filed on May 1, 2017. Certain Information about the directors and executive officers of Deltic is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on March 7, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 20, 2017, its supplement to the proxy statement for its 2017 annual meeting of the stockholders, which was filed with the SEC on March 30, 2017 and its Current Reports on Form 8-K, which were filed with the SEC on September 1, 2017, May 2, 2017, March 8, 2017 and February 27, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Additional Information & Forward-Looking Statements

CAUTION ABOUT FORWARD-LOOKING STATEMENTS This communication contains certain forward-looking information about Potlatch and Deltic that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. These forward-looking statements include, without limitation, statements relating to the terms and closing of the proposed transaction between Potlatch and Deltic, the proposed impact of the merger on Potlatch’s financial results, the estimated distribution of Deltic’s accumulated earnings and profits, and the integration of Deltic’s operations. You should carefully read forward-looking statements, including statements that contain these words, because they discuss the future expectations or state other “forward-looking” information about Potlatch and Deltic. A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, many of which are beyond the parties’ control, including the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of stockholder approvals, the receipt of regulatory approvals required for the transaction on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of Deltic’s operations with those of Potlatch will be materially delayed or will be more costly or difficult than expected; the failure of the proposed merger to close for any other reason; the effect of the announcement of the merger on customer relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers); dilution caused by Potlatch’s issuance of additional shares of its common stock in connection with the merger; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the diversion of management time on transaction related issues; the estimation of Deltic’s accumulated earnings and profits is preliminary and may change with further due diligence; general competitive, economic, political and market conditions and fluctuations, including changes in interest rates, credit availability, adverse weather, cost and availability of materials used to manufacture products, natural gas pricing and volumes produced; changes in the regulatory environment; the cyclical nature of the industry in which the parties operate; and the other factors described in Potlatch’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and in its most recent Quarterly Reports on Form 10-Q filed with the SEC, or described in Deltic’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and its most recent Quarterly Reports on Form 10-Q filed with the SEC. Potlatch and Deltic assume no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, all of which speak only as of the date hereof. . Additional Information & Forward-Looking Statements

Compelling Strategic and Financial Rationale

Merger presents significant strategic and financial opportunities beyond what could be achieved by each company on a standalone basis

Strategic Rationale

- Combined company will have a diversified timberland base of approximately 2 million acres and 1.2 BBF lumber capacity
- Results in an Arkansas footprint of 933,000 timberland acres and sawmill capacity of 630 MMBF
- Expand successful integrated model of timberland ownership and lumber manufacturing
- Remain the timber REIT with the most leverage to lumber prices
- Southern sawlog harvest and sawmill consumption volumes provide a natural hedge against lagging southern sawlog prices
- Increased exposure to the fast-growing Texas housing market

Financial Rationale

- Combined market capitalization over $3 billion and enterprise value over $4 billion(1)
- CAD per share accretive in the first year excluding costs to achieve synergies(2)
- REIT conversion results in significant tax savings on Deltic's timber harvest earnings
- One-time dividend estimated at ~$250 million(3) consisting of 80% stock and 20% cash will be distributed to PotlatchDeltic stockholders by the end of 2018 as part of the REIT conversion process
- Strong balance sheet and improving credit metrics
- Dividend increase from $1.50 to $1.60 per Potlatch share

Note: Acreage statistics as of September 30, 2017; BBF represents billion board feet of lumber; MMBF represents million board feet of lumber
(1) Pro forma based on current standalone market capitalization and enterprise value
(2) Assuming full run-rate synergies
(3) Figure represents an estimate; an earnings & profits study to be completed in 2018 will determine actual amount; Distributions of both cash and stock will be treated as a taxable dividend. If certain holding periods are met, the distribution will be taxable to individual stockholders at the 20% "qualified dividend" rate

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114 year old forest products firm structured as a REIT 1.4 million timberland acres diversified across 3 southern states, Idaho, and Minnesota 4 sawmills with 750 MMBF capacity and one plywood mill(1) Rural real estate business across 5 states Dedicated employees with commitment to maintaining the highest safety standards 950 employees 60+ year operational history in Arkansas, structured as a C-Corporation 530,000 Southern timberland acres, mostly in Arkansas 2 sawmills with 420 MMBF capacity and an MDF facility(1) Real estate development business and HBU opportunities concentrated in Little Rock region Dedicated employees with commitment to maintaining the highest safety standards 550 employees Complementary Businesses Note: Acreage statistics as of September 30, 2017; MMBF represents million board feet of lumber (1) Capacity based on operating on a two shift basis with an average of one overtime day per month. Full capacity utilization requires the completion of a continuous kiln at Waldo in Q1 2018 and the addition of 35 MMBF drying capacity at Ola

Summary of Key Merger Terms Stock-for-stock merger with 1.80 PCH shares issued for each DEL share Pro Forma Ownership: PCH stockholders 65%, DEL stockholders 35% Merger Structure Management & Board Chairman and CEO: Mike Covey President and COO: Eric Cremers Vice Chairman: John Enlow 12 member Board: 8 from PCH; 4 from DEL Location Corporate headquarters: Spokane, WA Southern operational headquarters: El Dorado, AR Name PotlatchDeltic (NASDAQ: PCH) Key Closing Conditions Stockholder votes required for both Potlatch (majority of total votes cast) and Deltic (majority of total shares outstanding) Subject to Hart-Scott-Rodino regulatory approval Expected to close first half of 2018

PotlatchDeltic Combined Portfolio


Spokane
St Maries
ID
Bemidji
MN
Gwinn
Arkansas
Ola
Little Rock
Warren
Waldo
El Dorado
Del-Tin Fiber
AR
Ola
Little Rock
Warren
Waldo
Del-Tin Fiber
El Dorado
AL
MS
LA

- Potlatch Landholdings
- Potlatch Wood Products Manufacturing Facilities
- PotlatchDeltic Corporate Headquarters
- PotlatchDeltic Southern Operational Headquarters
- Deltic Landholdings
- Deltic Wood Products Manufacturing Facilities
- Deltic Real Estate Holdings

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Combined Timberland Portfolio The combined company will have a diversified timberland base of nearly 2 million acres including a large component of highly productive southern timberland Note: Acreage statistics as of September 30, 2017 US South 59% 1.1 million acres Idaho 33% 0.6 million acres Minnesota 8% 0.15 million acres Idaho 0.6 million acres Minnesota 147,000 acres 1.4 MILLION ACRES 530,000 ACRES COMBINED 1.9 MILLION ACRES US South 0.5 million acres US South 0.6 million acres

Combined Lumber Manufacturing Assets Lumber production capacity will be 1.2 BBF for the combined company and will be heavily weighted to high-margin southern yellow pine production Note: BBF represents billion board feet of lumber; MMBF represents million board feet of lumber (1) Capacity based on operating on a two shift basis with an average of one overtime day per month. Full capacity utilization requires the completion of a continuous kiln at Waldo in Q1 2018 and the addition of 35 MMBF drying capacity at Ola 750 MMBF CAPACITY (1) 420 MMBF CAPACITY (1) COMBINED 1.2 BBF CAPACITY SYP 54% 630 MMBF Inland 210 MMBF SYP 210 MMBF Great Lakes 330 MMBF US South 420 MMBF capacity Inland 18% 210 MMBF Great Lakes 28% 330 MMBF

The Potlatch and Deltic teams offer complementary real estate experience Rural and recreational land stratification capabilities High-value residential and commercial development expertise The combined company will maximize the value of every acre Stratification of entire land ownership to identify higher and better use values Conservation easements and sales Recreational hunting leases Oil & gas and mineral leases The merger combines two lower-risk and high margin real estate businesses Complementary Real Estate Expertise to Capture Additional Value Opportunity to capture further upside across the combined timberland portfolio

Synergies & Operational Efficiencies Expected to Significantly Increase CAD

Category	Additional CAD	Description
1 Harvest Increase	~20%	• Increase harvest to levels in-line with industry standard 3.5 – 4.0 tons/acre • High proportion of high-value sawlog harvest from over-mature natural stands
2 Expand Lumber Production	~35%	• Opportunity to significantly increase sawmill capacity utilization • Low variable costs result in robust margins on incremental production • Rationalize capital expenditures based on disciplined approach
3 REIT Tax Savings	~20%	• Convert Deltic timberland into tax-efficient REIT structure • Significant tax savings on harvest ramp up on Deltic legacy timberlands
4 SG&A Rationalization	~25%	• Efficiently manage public company costs across a larger asset base • Achieve efficiencies through integrating systems and resources
Total	+ $50 million	Significant Increase in CAD to PotlatchDeltic

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Pro Forma 2017E CAD Bridge

Significant growth in cash available for distribution expected



$133 million (1)
~20%
~35%
~20%
~25%
$183 million
+ $50 million in annual synergies & operational improvements
PotlatchDeltic
Combined 2017E
Harvest Increase
Expand Lumber Production
REIT Tax Savings
SG&A Synergies
2017E with Run Rate Synergies(2)

(1) Combined 2017E CAD assumes forecasted Cash from Operations of $218 million minus forecasted Capital Expenditures of $85 million

(2) Full run-rate synergies and operational improvements expected to be achieved by year 2

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Earnings & profits purge for Deltic REIT conversion One-time dividend estimated at ~$250 million(1) consisting of 80% stock and 20% cash will be distributed to PotlatchDeltic stockholders by the end of 2018 Deltic will be a REIT for tax purposes as of the date that the merger closes Return cash to stockholders Dividend increase from $1.50 to $1.60 per Potlatch share $54 million share repurchase authorization remains in place Invest in our businesses Capital expenditures to expand production capacity and improve margins Bolt-on acquisition opportunities across larger asset base Strong balance sheet Robust and improving credit metrics Committed to investment grade credit rating Capital Allocation A strong pro forma balance sheet allows PotlatchDeltic to return capital to stockholders and pursue additional growth opportunities (1) Figure represents an estimate; an earnings & profits study to be completed in 2018 will determine actual amount; Distributions of both cash and stock will be treated as a taxable dividend. If certain holding periods are met, the distribution will be taxable to individual stockholders at the 20% “qualified dividend” rate

Highly complementary businesses with significantly increased scale Compelling cost synergies and operational improvements Tax savings from REIT conversion Increasing cash flow provides strong coverage for an attractive and growing dividend Timber REIT with the most upside to improving lumber prices Dedicated employees with commitment to the highest safety standards Combining Two Great Companies The merger creates a timber REIT with a productive and diverse timberland portfolio, a leading lumber manufacturing operation, and a high margin real estate business